Filed by Lyondell Chemical Company

Pursuant to Rule 425 under the Securities Act of 1933 and

Deemed Filed Pursuant to Rule 14a-6 under the Securities Exchange Act of 1934

Form S-4 Registration Statement File No.: 333-114877

Subject Company: Millennium Chemicals Inc.

Additional Information:

On October 15, 2004, Lyondell Chemical Company (“Lyondell”) filed with the Securities and Exchange Commission (the “SEC”) the definitive joint proxy statement/prospectus regarding the proposed transaction between Lyondell and Millennium Chemicals Inc. (“Millennium”). Investors and security holders are urged to read that document and any other relevant documents filed or that will be filed with the SEC as they become available, because they contain, or will contain, important information. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus and other documents filed by Lyondell and Millennium with the SEC at the SEC’s web site at www.sec.gov. The definitive joint proxy statement/prospectus and the other documents filed by Lyondell may also be obtained free from Lyondell by calling Lyondell’s Investor Relations department at (713) 309-4590.

Forward-Looking Statements:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the proposed transaction between Lyondell and Millennium, including financial and operating results, Lyondell’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Lyondell’s management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements. The following factors, among others, could affect the proposed transaction and the anticipated results: approval by Lyondell’s and Millennium’s respective shareholders and the parties’ ability to achieve expected synergies in the transaction within the expected timeframes or at all. Additional factors that could cause Lyondell’s results to differ materially from those described in the forward-looking statements can be found in Lyondell’s Annual Report on Form 10-K for the year ended December 31, 2003, which was filed with the SEC on March 12, 2004, and Lyondell’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, which was filed with the SEC on August 6, 2004.

This filing contains the transcript of the third quarter of 2004 earnings teleconference call of Lyondell on October 28, 2004. This information is being filed pursuant to Rule 425 under the Securities Act of 1933.

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Operator: Hello, and welcome to the Lyondell Chemical Third Quarter 2004 Earnings Teleconference.

At the request of Lyondell Chemical, this conference is being recorded for instant-replay purposes.

Following today’s presentation, we will conduct a question-and-answer session. At that time, simply press star-one on your touchtone phone if you have a question.

I’d now like to turn the conference over to Mr. Doug Pike, Director, Investor Relations. Sir, you may begin.

Doug Pike: Thank you.

Good morning, and welcome to Lyondell’s third quarter 2004 teleconference and webcast. This is Doug Pike, Lyondell’s Director of Investor Relations. And, as is customary, I’m joined today by Dan Smith, our President and Chief Executive Officer; Morris Gelb, our Chief Operating Officer; and Kevin DeNicola, Lyondell’s Chief Financial Officer.

And the agenda for today’s call will be as follows. I will review our third quarter performance. Kevin will then review some financial metrics, and Morris will summarize the past year from an operating perspective. Finally, before we call — open the call up to your questions, Dan will discuss the Millennium acquisition. And the call is scheduled to last 60 minutes.

Now, before we begin, I’d like for you to note that statements made in this teleconference relating to matters that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Actual risk — results could differ materially from those forward-looking statements. And for more detailed information about the factors that could cause our actual results to differ materially, please refer to our earnings release issued this morning, and please also refer to Lyondell’s Annual Report on Form 10-K for the year ended December 31, 2003, which was filed with the SEC on March 12, 2004, and also Lyondell’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, which will be filed with the SEC in November of 2004.

In addition, as provided in our earnings release issued this morning, please note that Lyondell filed a definitive joint proxy statement/prospectus with the SEC on October 15, 2004 in connection with the proposed transaction with Millennium. Investors and security holders are urged to read that document and any other relevant documents filed with the SEC as they become available because they contain, or they will contain, important information. And the earnings release also contains information regarding how you can obtain a free copy of the documents that we file with the SEC.

I’d also like to point out that a replay of today’s call will be available from 1:30 p.m. Eastern Time today until 5:00 p.m. Eastern Time on November 5. The replay can be accessed by calling 1-800-839-8797 or 1-402-998-1603, and the access code at both numbers is 5549. The replay can also be accessed beginning at 2:30 p.m. Eastern Time today at the Investor Relations page of our web site, www.Lyondell.com/earnings.

The reconciliations of non-GAAP financial measures to GAAP financial measures, together with any other applicable disclosures, including the earnings release, are currently available on our web site, again, at www.Lyondell.com/earnings.

Now, during the third quarter of 2004, Lyondell had net income of $50 million, or 28 cents per share, and this compares to a net income of $3 million in the second quarter of 2004. Compared to the second quarter, each operating company’s results showed strong growth.

And versus the third quarter of 2003, net income improved by $94 million, and the improvement was driven by strengthened results at each of the operating companies, particularly Equistar, which improved by more than $100 million pre-tax.

Now, the nine-month trends are quite similar, as net income increased by $263 million, as compared to the first nine months of 2003. Again, Equistar was the most significant contributor, as on a 100-percent basis, its pre-tax income increased by $355 million.

Improvements at the other companies were also substantial. LCR’s pre-tax income increased by $186 million, and IC&D’s operating income increased by $96 million.

And combined, these improvements have driven a turnaround in Lyondell’s earnings of $1.61 per share for the first three quarters of 2004 versus the same period in 2003.

Regarding our tax rate, we continue to estimate that Lyondell’s 2004 effective book tax rate will be 35 percent, while the federal cash tax is estimated to be essentially zero in 2004.

Now, keeping these financial results in mind, I’d now like to briefly summarize the performance of the various products that support these results.

I’ll begin with the Intermediate Chemicals & Derivatives segment. And this segment includes propylene oxide, derivatives of propylene oxide, toluene diisocyanate, MTBE and styrene. And during the third quarter of 2004, EBITDA for this segment was $100 million, and this is an $18 million increase over second quarter 2004 results and is IC&D’s best quarterly performance since 2002.

Now, versus the second quarter, the improvement in IC&D performance came primarily from a $15 million to $20 million increase in propylene oxide and PO derivative product margins. And during the first half of the year, margins for these products had been negatively impacted by significant price increases in PO’s major raw material, propylene. But during the third quarter, continued strong demand and high operating rates created the environment to recover these cost increases and realize margin improvements.

Now, for the first nine months versus the corresponding period in 2003, results in PO and PO derivatives have increased by close to $70 million. This is based on a combination of higher margins and volumes.

Styrene contributed about approximately $10 million to the quarterly improvement as increased prices for international sales more than offset substantial raw material cost increases.

Additionally, total sales volumes increased versus the second quarter, and the volume improvement is primarily related to the absence of down time caused by a scheduled second quarter maintenance turnaround at one of the — our U.S. propylene oxide/styrene monomer plants.

Results in MTBE continue to be relatively strong, at approximately second quarter levels, and TDI continues to be weak, as results were relatively unchanged versus the second quarter.

And, finally, I’d like to point out that third quarter results include $6 million of costs related to the early retirement of $100 million of Lyondell’s debt.

Now, thus far in the fourth quarter, market conditions for the chemical products, including propylene oxide and derivatives, styrene and TDI, are relatively unchanged from the third quarter. Most of these products had significant pricing activity underway in response to tight market conditions and increased raw material costs.

And the MTBE and deicer businesses are demonstrating typical seasonal trends, with MTBE margins generally weakening in the winter months and deicer volumes strengthening. In aggregate, this has historically lowered fourth quarter earnings.

And a final point regarding IC&D is that the Lake Charles, Louisiana TDI plant is undergoing a scheduled fourth quarter maintenance turnaround, and inventory management efforts should minimize the impact of this activity on fourth quarter earnings.

Now let’s turn our attention to Equistar’s performance. Equistar had third quarter net income of $72 million versus $43 million in the second quarter, and this translates to an EBITDA of $208 million during the third quarter versus $175 million in the second quarter.

For the first nine months of 2004, EBITDA has increased by $371 million, and it totals $519 million. This represents the best January-through-September performance since 2000.

And the key contributor to the quarterly improvement was increased ethylene derivative product pricing. Equistar’s average third quarter polyethylene price was slightly more than three cents-per-pound higher than the average price in the second quarter. And a similar comparison for the ethylene oxygenates indicates that Equistar realized higher average prices of approximately 1.5 to 3.5 cents-per-pound.

During the quarter, ethylene realized its first price increases since January, increasing a total of three cents-per-pound during the quarter. However, since the increases occurred late in the quarter, they only raised the third quarter average price by approximately 1.5 cents per pound.

Partially offsetting the ethylene chain price increases was an increase in the cost of ethylene production. Raw material costs for both crude oil and natural gas-based raw materials increased significantly during the third quarter, but these increases were largely offset by corresponding increases in co-product prices, the most significant of which was the large increase in benzene price, which rose from $2.60 per gallon in June to $3.95 per gallon in September. And the net impact of these offsetting factors was that Equistar’s cost of ethylene production metric increased by approximately 1.5 cents-per-pound of ethylene.

Increased sales volumes also contributed to the quarterly results, as combined sales volumes of ethylene/ethylene derivative products increased by 65 million pounds, or 2.5 percent, versus the second quarter. And a comparison of volumes through September versus the corresponding period of 2003 indicates that sales for these products have increased by more than 750 million pounds, or 11 percent.

October sales volumes have remained quite strong, approximately at third quarter levels. And during October, price increases were realized in many products including ethylene, propylene, butadiene, ethylene glycol and polyethylene, but benzene price has settled approximately 20 cents-per-gallon below the record September price.

However, raw material prices continue to be very high and volatile, presenting an uncertainty that makes it difficult to forecast near-term results.

I should also mention that during the fourth quarter, Equistar has no major scheduled maintenance turnarounds.

Now, let me turn your focus to LCR.

LCR’s third quarter net income reached a record $147 million, and this equates to EBITDA of $182 million, a $43 million increase versus the second quarter. And the cumulative EBITDA for the first three quarters of $452 million surpasses the previous best full-year results.

And during the third quarter, the refinery operated at record rates, processing 278,000 barrels per day. CSA volume from PDVSA was also very strong, averaging 243,000 barrels per day. And in addition to benefiting from high production volumes, margins were strong in aromatics and spot crude, and continued excellent operations enabled the refinery to benefit from a strong product mix.

Distributions to the owners continued to be very strong during the third quarter, and Lyondell received a net distribution of $138 million. For the first three quarters of the year, cumulative net distributions to Lyondell have totaled $280 million.

Looking forward to the fourth quarter, results are expected to be less than the record-high third quarter income, primarily due to a magnaformer catalyst change which will reduce aromatic and premium product production for approximately one month of the quarter. And the results are also expected to be negatively impacted by increased natural gas costs and typically lower winter gasoline margins. But despite these pressures, we expect results to be quite strong, although not at the record level enjoyed in the third quarter.

This concludes my prepared remarks, so I would now like to turn the call over to Kevin to discuss some of the elements of our cash management efforts.

Kevin DeNicola: Okay. Thanks, Doug.

Well, during the past two years, I typically started my comments by discussing liquidity and cash management, but given the improved business conditions, I’m happy that I can now begin by discussing debt reduction. And, in terms of financing activity, this was a very good quarter.

The most significant events were that Lyondell called $200 million of debt during the third quarter. One hundred million of that debt was repaid during the third quarter. The payment — or the balance of that payment is going to be — or was paid, really, in the — as a fourth-quarter event.

And Equistar made its first cash distribution since late — in late 2000. A hundred million was distributed to the owners during the third quarter, with Lyondell receiving 70.5 percent of this amount and Millennium receiving the balance.

Now, in addition to these accomplishments, LCR repriced its term loan, lowering the interest rate by 50 basis points; and Lyondell expanded its accounts receivable sales facility by $50 million, bringing the total capacity to $150 million, and this represents low-cost financing as a logical action given increasing industry prices. Through the year we have maintained a $75 million balance on this facility.

Now, liquidity is also a good story. In addition to reducing outstanding debt during the quarter, Lyondell increased its liquidity by $76 million, finishing the quarter with $531 million of cash and access to a $350 million revolver with no outstanding borrowings. For your models, availability under this revolver should be reduced by $66 million of letters of credit.

Equistar slightly increased its total liquidity with cash position during the quarter. Equistar finished the quarter with $147 million of cash. The Equistar accounts receivable sales and inventory-based revolving credit facilities were being utilized to the extent of $120 million.

At the end of the third quarter, after taking into account $30 million of letters of credit, the remaining availability under the combined Equistar facilities was $475 million. Overall liquidity increased by $14 million after making the $100 million distribution to Equistar’s owners.

Now, it’s customary for us to discuss working capital during the call. As you might imagine, given increased product and raw material prices we have seen an increase in the dollars committed to working capital at both Lyondell and Equistar.

On a dollar basis, overall working capital committed to inventory receivables and payables increased by $84 million at IC&D and $56 million at Equistar. Now, although the dollars committed to working capital increased, our employees have continued to control working capital operating metrics very closely. And as presented in our press release, the metric that we follow finished the quarter within two day of last quarter’s statistics. Lyondell’s third quarter metric was 36 days, while Equistar’s was 32 days.

Now, to complete the cash story, the final financial item that I wanted to summarize is capital spending. And during the quarter capital spending was $16 million at IC&D, $28 million at Equistar, and $13 million at LCR, and this brings spending for the first nine months to $43 million at IC&D, $69 million at Equistar, $42 million at LCR.

Now, for modeling purposes I’d suggest that you utilize full-year budget figures for IC&D. But, at Equistar and LCR, we expect spending to be somewhat below budgeted levels, and I suggest that you use actual spending for the first nine months, and then assume a budget-level spending for the fourth quarter.

Now, regarding fourth quarter Lyondell debt reduction and Equistar distribution, based on recent market conditions we expect that during the quarter Equistar will distribute cash to the owners and that Lyondell will call additional debt.

And that’s a quick summary of our financing activities and cash position, and I’d like to turn the call over to Morris for an operating review of the past year.

Morris Gelb: Thanks, Kevin.

Since we’ve generally discussed quarter-to-quarter results during these calls I thought it might be worthwhile to step back and consider the progress we’ve made over the last year or so. It’s been about a year since the first signs of recovery in our industry began to appear. Back then, no one was sure it would be a sustained turnaround. Today we’re more confident. So, let’s take a quick look at some of the changes we’ve seen.

As you might expect, I’ll start by listing a few of the positives. First, in terms of volume growth in our core products, the ethylene chain has grown 11 percent year-to-date, while PO and its derivatives have grown 16 percent. I should point out that the American Plastics Council data confirmed this level of growth, showing year-to-date polyethylene demand up by more than 9 percent. And importantly, exports have grown by 20 percent.

Pricing has also been a positive story. In the ethylene and PO product chain, Lyondell and Equistar’s average third quarter 2004 prices were 6.5 to 8.5 cents-per-pound higher than the third quarter of 2003. And benzene price averaged $2.15 per gallon higher in Q3 as compared to the year-earlier quarter. Keep in mind that the Lyondell enterprise produces approximately 300 million gallons of benzene annually.

Gasoline markets have also been strong, and each of our operating entities has benefited from this strength. A common measure of profitability in the refining industry is the 3-2-1 crack spread. This industry metric has gone from $5.10 a barrel in the first nine months of 2003 to $7.80 per barrel for the corresponding period in 2004. More specific to Lyondell, for the first nine months of 2004, MTBE results have improved by approximately $40 million.

Now, in order to take advantage of market opportunities, we need to have strong operations. I’d now like to describe some of our operating highlights. As Kevin said earlier, minimizing working capital has long been a focus for us. Since the late ‘90’s we’ve reduced days of working capital by more than 50 percent, and we’ve accomplished this with, what I believe, is probably the lowest overhead cost in the industry.

When it comes to manufacturing we have a strong belief that a safe and reliable plant is also an economically efficient one. For the last two years, each of the Lyondell entities — Equistar, LCR and IC&D — have had OSHA recordable rates well below one. This puts us among the safety leaders in the industry.

At our olefins plants, where reliability has generally been outstanding, we further improved performance by 1.5 percentage points this year, making approximately 150 million pounds of additional capacity available for sales. Improving reliability also generates savings in maintenance costs. We estimate that maintenance spending at Lyondell and Equistar is $50 million lower this year than it was four years ago.

And LCR has made great progress in reliability over the last few years, allowing it to take full advantage of the very strong refining margins I mentioned a moment ago. One measure of reliability used at LCR is the mean time between pump failures. This metric has more than doubled since 2000. And, again, improving reliability not only allows higher throughput, it also reduces maintenance costs. At LCR, maintenance spending is $20 million lower this year than it was four years ago.

In olefins, energy consumption per pound of ethylene produced is down by seven percent this year. In polymers, our key measure of operating quality is called first past prime, and since last year we’ve made more than 50 million pounds of additional product available for sale. To put all of this in perspective, the reliability and energy improvements that I just mentioned can add $50 million to pre-tax results, assuming cycle average margins.

Last, but certainly not least, we’ve also continued to advance strategically. Last December, production started at our new POSM plant in the Netherlands. And, this December, we have scheduled to complete the Millennium acquisition, which Dan will talk about in a moment.

Now, we think of all this as a fairly significant list of positives. On the other hand, the list of negatives is quite short and can essentially be summarized in a single item — the cost of raw materials. One year ago, the price of crude oil was $30 per barrel, and the price of ethane was 38 cents per gallon. Last week, crude oil prices crossed $55 per barrel, and ethane this week crossed 70 cents per gallon. As a result, the combined Lyondell and Equistar raw material cost looks likely to increase by over $1 billion for the second year in a row.

But, thus far, the business has been able to pass these cost increases on to the market, and overall, the positives clearly outweigh the negatives. Prices, volumes, operating and capital efficiencies, and most importantly our financial results, are all moving in the right direction.

On a 100 percent basis operating income of our three entities — IC&D, Equistar and LCR — has improved by a combined $614 million for the first nine months of 2004, versus the same period in 2003.

And with that, I would now like to turn the call over to Dan.

Dan Smith: Thanks for that summary, Morris.

I would like to use just a few minutes to discuss the Millennium acquisition and to ask for your support in voting your proxy. As Morris mentioned, we plan to complete this transaction on December 1 and the shareholder meeting is scheduled for November 30.

At this time, all of our shareholders should be receiving the proxy, and I encourage you to read it and vote. However, I also realize that the document is more than 250 pages long, and that our last discussion specifically devoted to the acquisition was in late March. Therefore, it is worth a few minutes to review the merits and attributes of this transaction.

One of the key points is that this transaction brings the full ownership of Equistar under the Lyondell name and enables Lyondell shareholders to benefit from the full value of earnings improvement as the chemical industry moves out of its trough into stronger industry conditions.

As you know, Equistar’s leverage to a recovery is substantial, and we are in the early stages of benefiting from this leverage. I want to emphasize that we have structured the transaction in a manner that maintains leverage to the cyclical improvement for both the current Lyondell and Millennium shareholders.

Another point that I want to highlight is that, upon the completion of the transaction, the size and breadth of the Lyondell group of companies will become more apparent in our consolidated financials. Over the past seven years we have assembled the skills, experience and assets to manage and thrive in the chemical industry. The Millennium acquisition will add to this by enhancing the breadth of our product portfolio and geographic reach.

The Millennium products fit the portfolio in multiple ways. Titanium dioxide adds to our portfolio through its number-two global position and broad geographic presence. It will enhance our presence in the coatings market, and is a process in which manufacturing reliability is a key success factor.

Our history of achieving results through manufacturing excellence and best practices has been quite clear at IC&D, Equistar and LCR over the past five years. I look forward to what our existing operations will learn from the TiO2 operation, and what we will offer to it.

And Millennium’s acetyl products are a part of the ethylene chain. The plant resides on an Equistar site, and the products are sold to many existing Lyondell customers. In addition to the operating synergies, shareholders will also benefit from savings through the merger of our corporate staffs.

In summary, we believe that this transaction will be accretive to earnings, maintain cyclical leverage and preserve the framework consistent with our goal to de-lever the balance sheet.

A final point that I would like to reinforce is that though this – through this combination and the other transactions we’ve completed over the years we have built a significant chemical company, one with sufficient market capitalization and trading volume to provide investment flexibility for you, as shareholders. I believe that Lyondell offers a unique investment in terms of our product mix and geographic breadth, combined with product and financial leverage.

And our financial strategy and commitment to our investors is direct and very simple. The first priority for our excess cash is to de-lever the balance sheet. Please consider these points when you evaluate the transaction and vote your proxy. Thank you for your support, and I appreciate your consideration of each of the items on the proxy.

I would now like to turn the call over to the Operator for your questions.

Operator: Thank you. If you have a question, you may press star-one on your touchtone phone. If you are using speaker equipment, you may have to pick up your handset before pressing star-one. If you wish to cancel your question, you may press start-two. Once again, that’s star-one if you have a question, and star-two to cancel.

Our first question comes from PJ Juvekar with Smith Barney.

PJ Juvekar: Good morning.

Dan Smith: Good morning, PJ.

PJ Juvekar: Morris, you talked about these margins and the crack spread. What are the sour crude refining margins related to a year ago and related to sweet crude margins?

Morris Gelb: Well, as you know, the spread between sweet crude and heavy sour crude has opened up dramatically in the last year.

PJ Juvekar: Right.

Morris Gelb: But I don’t have those margins right at my fingertips. The spread between sweet and sour heavy crude today is approaching, you know, $12, $15 a barrel.

PJ Juvekar: About $13, yeah.

Morris Gelb: Yeah.

PJ Juvekar: So is there a big difference in, is that why LCR is reporting such good results?

Morris Gelb: Well, I think LCR is terrifically positioned in this kind of market situation, that is, a refinery that is designed to run the heaviest and sourest of crudes, so we are definitely benefiting from that spread.

PJ Juvekar: Right. And then, going into this year, when you expected MTBE to decline dramatically, but with higher gasoline prices MTBE has held up quite well. Now, let’s say if energy prices remain high, what’s your outlook for MTBE for next year?

Doug Pike: PJ, this is Doug. And maybe I’ll start off and let Morris or Dan jump in later. But I don’t think we really expected MTBE to decline so much this year. Last year was a transition year, where we were going through the California, New York and Connecticut phaseouts. We really saw that largely last year into the fourth quarter. So, for this year we have benefited, as you said, from a strong gasoline market and butane prices relative to gasoline. So, it has been a pretty good and pretty stable business now.

We’ve felt for awhile that we’ve seen most of the impact of the phase down in terms of the financial impact, that’s not to say that the market is not going to continue to go through transition. There will be, but we’ve felt that we, last year, represented most of the impact that we’d see.

Morris?

Morris Gelb: Well, I think you’re right. As demand fell away, fortunately supply fell away as well. And we’ve seen quite a bit of shutdown activity in that industry. And so, where we stand today, obviously, is supply and demand are closer in balance, and that’s what leads to the improved performance. It’s very difficult to predict where all of that’s going to go in the future, and we have, obviously, to consider whatever government action is going to be taken in Washington.

PJ Juvekar: Right. But it seems like you’re not expecting a big fall off next year.

Dan Smith: I think we’ve said we’ve already seen it, PJ.

PJ Juvekar: Right. Okay. And now, these results, does that delay your capital spending to convert your MTBE plant into making other products?

Dan Smith: I think that what we’ve said about that is that we’ll continue to evaluate the market conditions. We’re certainly poised and ready to go if we need to make a conversion. But as long as we’re making money in the business and there’s a market there, there is really not a reason to eliminate the product from our portfolio.

Kevin DeNicola: It is also important to remember that we, in the time that we’ve looked at these things, we are actually moving towards a different approach and this isobutylene is a much, much smaller capital requirement as well, if and when we ever have to make that change.

PJ Juvekar: Great. Thank you.

Dan Smith: Thank you.

Operator: And your next question comes from Sergey Vasnetsov with Lehman Brothers.

Dan Smith: Hi, Sergey.

Sergey Vasnetsov: Hi, good morning. Dan, I wanted to ask you about your debt reduction priority. Clearly, you’ve been very clear on that for a while — that it’s your goal. Do you think that the internal cash generation would be sufficient for that, or would you consider issuing a primary stock as a complementary tool for the deleveraging?

Dan Smith: I think, Sergey, at the point we are and the cycle now, issuing equity in order to repay debt does not look very attractive to us. First of all, it would take a large slug to make a meaningful difference in the debt. And, second point, as I think more people are becoming more comfortable with the fact that there will be an upcycle and that the leverage that we have, that is huge, so, I think — no. We are not interested in issuing equity at this point.

Sergey Vasnetsov: Secondly, once you integrate Millennium sometime early next year, would you roll in acetyls into the Equistar reporting segments, or it would be a separate line?

Dan Smith: No. Remember that there is high yield debt in all three locations. We will maintain the legal entities and we will run acetyls, basically, as far as the other operations — but on a shared service contract basis to make sure the profits are properly split up to reflect the ownership of the bonds in the three different entities.

Doug Pike: Sergey, as far as reporting, we haven’t finalized everything as yet on the reporting, exactly how we will report things. But we will keep visibility for equity holders and all the bond holders. I think that is the key that is driving the decisions there.

Sergey Vasnetsov: Makes sense. And last question is about LCR. I am joining a little bit late, sorry if you covered it already. About the contract allocation of crude from Venezuela to 43, is it a one-time event or should we think about this level as consistent for the next month, one year?

Dan Smith: No, I think what you see is from month-to-month, quarter-to-quarter, they provide above sometimes the balance on the course of the year, so you shouldn’t expect that that’s anything different over the longer haul.

More importantly, though, I think the excess crude that we ran above the contract was making as much or more as the contract crude was during this quarter. So, the important thing was we ran 278,000 barrels of crude and all of it was very profitable.

Sergey Vasnetsov: Very good. Thank you very much.

Dan Smith: Thank you.

Operator: Thank you. Our next question comes from Kevin McCarthy with Banc of America Securities.

Dan Smith: Hi, Kevin.

Kevin McCarthy: Yes, good morning, Dan. Following up on LCR, can you comment on the dollar impact of the catalyst change that you expect here in the fourth quarter?

Dan Smith: No, we really haven’t dollarized that and tried to split that out, but I would say this. If you look at third quarter, aromatics were very strong. They contributed probably on the order of $15 million or so versus second quarter in improvements. So for one month, we’ll have aromatics production curtailed somewhat.

Kevin McCarthy: Looking ahead to fourth quarter, there seems to be countervailing trends. The crack spreads seem to have come off the peak — you mentioned the wide spread between sweet and sour and you had this catalyst outage. So, can you help us with the fourth quarter at LCR? Is it reasonable to expect it could come down a little bit comparable to the second quarter this year?

Doug Pike: I guess, going back, we don’t expect third quarter results, but we continue to expect strong results from LCR in the fourth quarter, Kevin.

Kevin McCarthy: Okay.

Doug Pike: LCR has set records each quarter, operations have continued to be extremely strong and even though we will have the aromatics area down a little bit, it is still going to be, we think, a strong quarter for us.

Kevin McCarthy: A final question on Equistar, if I may. It seems like downstream polyethylene margins have improved more rapidly than upstream monomer margins. Can you comment on that? When do you expect ethylene profitability to improve further in the fourth quarter?

Dan Smith: Yes. I think what you are starting to see is supply/demand balances are driving pricing. It is difficult, especially after four years, five years of downturn to think in terms of anything other than passing costs along. But the industry was running very tight. We would estimate the ethylene industry in North America is above 95 percent in the fourth quarter.

Really, pricing now goes into commodity pricing, which is price allocation and starts to be independent of cost. Indeed, price movements were very strong during the third quarter. The price initiatives in the fourth quarter were very strong. Unfortunately, the volatility in feedstock prices was also very strong in September and continued in October.

So, you’ve got countervailing trends there. You have the feedstock went very high, except pricing moving up is continuing to move up. I think we will more than offset the increases that we’ve seen in raw materials. So we are still in the early stages of recovery, but we are clearly in recovery. There is not a lot more of capacity out there that can run, and that is why I think you are going to continue to see the margins move up.

Kevin McCarthy: Thanks very much.

Dan Smith: Thank you.

Operator: Thank you. Our next question comes from Bob Koort with Goldman Sachs.

Dan Smith: Good morning, Bob.

Bob Koort: Good morning. Dan, if we could extend that just-completed answer a bit further. If you looked out into the first quarter of next year, where we are facing a pretty ominous NYMEX strip price, are you in a phase of the cycle now where you can get proactive price hikes ahead of that sort of raw material escalation, or is there still going to be a lag and do you think maybe there is a chance that margins can soften up a bit should those prices hold accurate into the first quarter?

Dan Smith: Let me repeat what I was trying to say there. We have very strong price initiatives out. Prices are moving up throughout the chain. They are moving higher on a per-month basis than we have seen in many, many years, if ever. But it is now driven more by supply/demand. I think you will continue to see those prices move up, because frankly, when you don’t have enough supply to go around, the only way to ration the product is through price.

So, I think that is going to be increasingly what you will see. You will subtract from that whatever the cost of production is, which unfortunately runs on a different basis. We tend to sell monthly, with monthly pricing on most products here. Raw materials, you almost buy on a daily basis, and with the volatility there, it can be almost anything. So, it is not so simple as taking the strip and saying, that’s what you are going to pay, because indeed you are not going to pay the strip. You are going to pay whatever the price is on that daily basis as you go through there. And this market, if you haven’t checked, is not one that you can go out and, quote “hedge”, feedstocks, which really means speculate on them and come out ahead, because those instruments are far too expensive and the volatility is far too great for that to make sense.

So we are in this zone of, we will push pricing, which is really allocating the product, and we will do the best job we can to acquire the best feedstocks at the cheapest price. And I think, when you net that out, you are going to see margins continue to improve. But it will not be day-by-day, week-by-week. It will be choppy until we see some calming down in these feedstock markets.

Bob Koort: Sure. And as a follow up, and a little painful to use a baseball analogy here in Houston lately, but if you could maybe help characterize where you think we are in the cycle on whatever method you want to use? I like baseball, but where would we be in ethylene, styrene and propylene oxide, do you think, relative from trough-to-peak?

Dan Smith: Maybe top of the first, or at most bottom of the first.

Bob Koort: Wow. Okay. Thanks very much.

Dan Smith: Thank you.

Operator: Thank you. Our next question comes from Kunal Bannerjee with Morgan Stanley.

Dan Smith: Good morning, Kunal.

Kunal Bannerjee: Good afternoon. I guess it is afternoon, now.

Dan Smith: For you, yes.

Kunal Bannerjee: I just had a couple of questions. One on MTBE and the other on Equistar. On MTBE, have you taken a stab at what the European gasoline mandate might mean? Because I hear they are trying to reduce aromatics by about seven percentage points, and that apparently is going to go to MTBE. Do you expect a boost from that or is there going to be a Middle Eastern share in that volume as well?

Morris Gelb: I think we will benefit from that, absolutely. If Europe moves in that direction, MTBE should benefit. I might also point out that, in Europe, we’ve been very active promoting ETBE and have recently completed a production run of ETBE and have a few more planned. That is also a product that may benefit greatly here as the gasoline regs change over there.

Kunal Bannerjee: So, you are planning to produce ETBE out of your French plant there?

Morris Gelb: If there is a market for it, we can do it.

Kunal Bannerjee: Okay. And do you have any sense for what the size of the gasoline market there is? Is it seven million barrels per day, or…

Dan Smith: I am sure Doug can get you that number. I don’t have it off the top of my head.

Kunal Bannerjee: Okay. And then on Equistar, maybe this is a little bit irrelevant with ethane at 70 cents per gallon, but I was just wondering, as you think about your feedslate mix, when does the gap that opens up, typically you would want to go light, but in this case you are also mindful of your co-products and your position there – benzene, propylene, et cetera. Maybe you don’t want to increase your exposure to the merchant market in terms of acquiring propylene and benzene from the outside.

So the question is, if the gap were to open up again, if ethane sold off to a point where you found it attractive, would you prefer to still run a sub-optimal feedslate and keep your exposure to benzene and propylene minimized, in terms of having to buy from outside?

Dan Smith: Let me help you. During no point in this year has the advantage switched to ethane as opposed to our liquid feedstocks. Now that may be misunderstood by many people, but believe me we follow this on almost an hourly basis. The gap was very large to an advantage to liquid cracking earlier. It closed, but never crossed over.

But let me assure you, if it did cross over, we would have no hesitance to cross over ourselves and start consuming the ethane in a much greater amount. We optimize our plants full-time on a cash basis, not on a product basis.

Kunal Bannerjee: And how does that impact your IC&D positions in propylene and benzene? I mean, would you still be okay if –

Dan Smith: We make lots of benzene, we make lots of propylene. We don’t have to worry about having enough to go around.

Kunal Bannerjee: Okay.

Doug Pike: Remember, financially of course we are long, particularly after the transaction with Millennium, we are long both propylene and benzene.

Kunal Bannerjee: Right. Okay. All right. Thank you.

Dan Smith: Thank you.

Operator: Thank you. Our next question comes from Jeffrey Zekauskas with JP Morgan.

Jeffrey Zekauskas: Hi, good morning.

Dan Smith: Good morning.

Jeffrey Zekauskas: Has export demand made a difference to your volumes this quarter, and do you expect it to make a difference to your North American volumes in the fourth quarter?

Morris Gelb: We don’t participate very heavily in the export market, but export demand has made a huge difference to the industry. We have increased our shipments to Asia. We are normally mostly involved in Mexico and South America.

But the important point here is that the export markets have been very attractive, and net backs to Asia out of the U.S. have been very competitive with what we can do domestically.

Dan Smith: I think, if you all have been watching our presentations, we have a supply/demand chart that we use in virtually every presentation that shows North American supply/demand overlaid with the global supply/demand operating rate. And that chart makes it very clear that the slight capacity in the world is really North American capacity.

So, as we move into the upcycle, it is rational to expect that not only will it benefit from North American demand, but growing world demand has no place to turn for effective pounds better than North America to any great extent. This is a trend you should expect.

And I would add, with everybody panicking about China raising their interest rates, I think it is important to remember that what China is really trying to do is stop some of the structural investment in plant equipment, which has made no sense over the past couple of years, and led to the hyper growth that is not sustainable. So this is part of the soft landing.

Frankly, I don’t expect that we are going to see any significant impact in the consumable end, which is largely where our materials go.

Jeffrey Zekauskas: Now Dan, if I can rephrase an answer that you gave to a previous question so I can determine whether I understood what you said. You seemed to say that ethylene/polyethylene prices are now beginning to move really more because of supply and demand rather than raw material price inflation. But raw material price inflation, as it were, has obscured the benefits and profitability that an ethylene/polyethylene producer would gain or reap.

And, it sounded like, from your point of view that, sort of, the petrochemical pricing upcycle based on supply and demand has begun now, it is just that it is not apparent because of the raw material price inflation.

Dan Smith: I think you pretty accurately got it. I think had we not seen the September and October upsurge, the trend would have been much more clear.

Jeffrey Zekauskas: Okay, thank you very much.

Dan Smith: We actually show you how much additional cash went into working capital. Well, where’d that go? It went into prices and materials going out. So, I think you got the story exactly right.

Jeffrey Zekauskas: All right. Thank you.

Dan Smith: Thank you.

Operator: Thank you. Our next question comes from Andrew Rosenfeld with Prudential.

Dan Smith: Hi, Andrew.

Andrew Rosenfeld: Hi, Dan. Regarding working capital, if prices are causing it to increase, can you sort of comment on what customers are doing and how this affects their ability to build inventory? And I have a follow-up.

Dan Smith: Sure. I think the story is the same. Let me start by saying we see no signs of inventory building, either our own or downstream of ourselves. And I continue with the rationale is there of why you should not see that. That, I think, by and large, the consuming public is more inclined to think that the prices of raw materials don’t go up a lot from here, but are more likely to go down. And indeed, that could be more meaningful than how much margin opens up.

So, our customers continue to believe that it will be cheaper for them to restock inventories in the future, and therefore, the only thing they’re doing right now is, as their business grows, the volume has to grow to run through their operations. But we don’t see any signs of volumetric increases. They’re suffering the same thing we’re suffering. We’re all tying up more money in the same amount of inventory, because prices are higher.

Andrew Rosenfeld: Thank you. And a follow-up on the ETBE. The U.S. recently passed the tax bill and I think part of that is going to allow ethanol, the subsidy to be used for ETBE production. Can you comment on what you’re looking at in terms of the U.S., in terms of going from MTBE to ETBE if a market opens up?

Dan Smith: Well, we obviously were very interested in that being part of the tax incentives, so it would allow ETBE to compete. But I think reasonably the issue comes down to whether or not, given the poisoning that many of the opponents have done on this issue, of whether or not there’s a viable ether market in the United States.

Clearly with this – and I have to go back and remind you that ethanol does not make economic or environmental sense, but if you insist on subsidizing ethanol and getting it into gasoline, the very most efficient way to get it into gasoline would be as ETBE. It has more air quality benefit and more octane benefit even than MTBE. So, if you ignore the fact that you need that subsidy in order to make it work economically, it’s a great product and one that we should use in this country. But I think we’re not terribly encouraged that we’re going to get around the bias against ethers and get it into the U.S. market. We do think it is a viable alternative for Western Europe still.

Andrew Rosenfeld: Thank you.

Dan Smith: Thank you.

Operator: Thank you. Our next question comes from Nancy Traub with Credit Suisse First Boston.

Dan Smith: Hi, Nancy.

Nancy Traub: Hi. Excuse me. I know you did mention a little bit about volume in one of the last questions, but, I mean, if you look at what Morris was saying, ethylene volumes are up 11 percent year-to-date, PO and derivatives up 16 percent — these products generally grow with GDP. How can we say that this is — there is no inventory building here? And what should we think of as far as volumes going forward?

Doug Pike: I think you have different situations there. Certainly in PO, we have a new plant facility, which we’ve sold out since then, so our volumes are up. But we’re seeing the growth around the world and you typically see this. When you’ve been through a downturn for a few years, you typically do see some catch up and some growth when you come out of that downturn. And, we certainly think we’re experiencing that all over.

Now, we watch the inventories pretty carefully. Certainly ethylene is published — it’s only about 6 or 7 days. We watch the customers, our rail cars out at customers, and we haven’t seen the increases there. And, if you watch the behaviors of buying and in and out of the market for the customers, there’s certainly not indications that they’re holding a lot of inventory relative to their demands.

Dan Smith: The other point, Nancy, is that’s off of a relatively low base. If you’ll remember, at this point a year ago, things were pretty tough, especially in North America. And I would further comment that you can’t look at this growth in isolation. What’s really happening is, if you look at demand outside of this region, plants running at 95 percent already, they don’t have the capacity to pick up. So the growth in other parts of the world is really being supplied by North America differentially.

So we have rapid growth here, but your measures are about right. You’re just adding to that the export growth. And the export growth is likely going to be there, because there isn’t any place else for those pounds to come from until new capacity comes on. There’s not substantial new capacity coming on in the next several years.

Nancy Traub: So, we should continue with strong growth like this?

Dan Smith: I don’t know like this, but I think we’ll continue with strong growth.

Nancy Traub: Okay. Thank you.

Dan Smith: Thank you.

Operator: Thank you. Our next question comes from Don Carson with Merrill Lynch.

Dan Smith: Hi.

Don Carson: Hi. A couple of Equistar questions. Dan, you mentioned that things are getting pretty tight and that’s obvious from some of the public data and there’s not much new capacity coming online. Is it time to think of bringing Lake Charles up? Would that be economical to run that plant? Because it would seem that the market should be able to absorb that soon.

Dan Smith: We continue to monitor the situation and when we think the time is right – and remember, we need probably close to a year lead time — then we’ll make that decision. But, as of yet, we’re not tapped out totally and we would like to see the margins and volumes continue to move up and make sure that when we do start it up, it has a decent run and it’s worthwhile to do so. And it’s not totally clear at this point in time that we’re ready to start that process.

Don Carson: I’m sorry, Dan, did you say a one-year lead time? I thought it was more like three months to—.

Dan Smith: It’s nine-to-12 to get it restaffed and totally ready to operate. But no, three months – it would be nice if it were three months. But our folks have gone back and looked at it afresh and confirmed that minimum is nine, and more reasonable is probably 12. Because we have to line up feedstocks. Remember we transferred the people who worked in that facility throughout the system so we’d have to reconstitute a workforce. It’s no small endeavor to do that. And therefore, you want to make sure that you have a meaningful run before you do that.

Don Carson: Okay. And then, Doug, you mentioned that there were no scheduled turnarounds. I thought you had a glycol unit down at Equistar for a week or two and that you’re doing some work on La Porte this month, as well? Is there no real significant impact from those issues?

Doug Pike: No, there’s nothing at La Porte and no major turnarounds at all.

Don Carson: Okay. And final Equistar question — I noticed that you seem to have prices up a little more than some of your competitors. Your polymer prices were up about 3.6 cents per pound. Is there something you did in your mix, or was it just your base was a little lower than your competitors who were generally up only around three cents or so?

Doug Pike: It’s hard to comment really about the – not knowing the details of the competitors. But we’ve seen pretty strong pricing, high density has done pretty well. And of course our mix is, you know, bent that way a little bit, leans that way a bit.

Dan Smith: That may explain it more than anything else, but we haven’t really analyzed anybody else’s yet.

Don Carson: Okay, thank you.

Doug Pike: Thank you.

Operator: Thank you. Our next question comes from Greg Goodnight with UBS.

Dan Smith: Hi, Greg.

Greg Goodnight: Good morning, gentlemen. A couple of questions with respect to the LCR operation. I assume that the extra crude that was processed was all heavy crude?

Morris Gelb: Yes.

Greg Goodnight: Okay. Next, is there a benchmark which we should be using, like Mayan Coking or some other benchmark, you think would be particularly useful in following this incremental processing?

Morris Gelb: That’s a good question.

Greg Goodnight: You mentioned this 3-2-1 or 1-2-3?

Doug Pike: I was looking at 3-2-1 as kind of a base industry.

Dan Smith: But that’s more a West Texas sour or—.

Doug Pike: I mean, you can watch that. I would do it like most of these things. I think if you watch the quarter-to-quarter change, we’re going to pick up in quarter-to-quarter movements. That may be your best way.

Dan Smith: The delta is then any of those ought to give you direction. If you start off a base and then take the deltas, you probably come as close as anything.

Greg Goodnight: Sure. And speaking of that, what was the delta in this 3-2-1 second quarter to third quarter?

Doug Pike: Second quarter to third quarter, I don’t think I have that on my fingertips in numerical form. I’ll have to give you a call back on that. Or, we do have a plot on our web site, Greg, that has the 3-2-1 over the past two years. But I don’t think I have it in numerical form right on my fingertips here.

Greg Goodnight: Certainly not quarter-to-quarter?

Doug Pike: No, I don’t have the quarter-to-quarter—.

Morris Gelb: We just have the year to year that I mentioned.

Doug Pike: We have the monthly spread here. I can make the available to you.

Greg Goodnight: Okay. Next question, noticing the sales volumes to refinery run ratios, if you track that number over the quarters, this quarter was particularly high — 1.24. In the previous quarter it had been sort of in the 1.2 range. I would assume with the matching principle there’s no sort of accounting thing going on that would help explain some of the high level of EBITDA seen in LCR in the third quarter? I mean, you didn’t empty the tanks and sell more material?

Morris Gelb: No. Some of that is better operation in the refinery. We have definitely seen improvement in most of the major processing units there. But no, we didn’t empty the tanks.

Greg Goodnight: Now, there’s no de-inventorying phenomena or anything like that going on?

Dan Smith: No. But you do transfer large volumes with CITGO. And if you cross over one day of a month you can have some skewing, but it’s because you are pipeline moving, so you do move a large amount at one point in time. So if they took on the 31st, one quarter and they didn’t on the next quarter until the 1st, then you could have some skewing.

Greg Goodnight: Would that result in a temporarily high EBITDA for a specific quarter?

Dan Smith: I don’t think it’s that measurable, frankly.

Doug Pike: It can make some movement quarter-to-quarter, but I’ll only tell you that the range of this – there’s big volumes in a refinery like this and $10 million or so moves pretty quickly one way or the other.

Dan Smith: If you’re down at that point in your model, you’re too far down in the detail.

Greg Goodnight: There you go. Last question, SG&A for Lyondell was $55 million, versus a 45 long-term run rate. I would assume that has to do with the MCH deal, or Millennium deal?

Dan Smith: No, it has to do with the fact that our employees throughout the operation earned zero bonus last year and happily they will earn some bonus this year, although still below target levels. And, so that’s the accrual for bonuses, predominantly, that number.

Greg Goodnight: Okay. And it should perhaps then drop back to more historic run rates in the fourth quarter?

Dan Smith: No, we hope not. Seriously, I think what you’ve been looking at is, we’ve gone through a period of time when we were earning no bonus, and therefore accruing no bonus. And we think the normal position is that we will be earning bonuses. It’s considered part of the pay package. And so it’s simply that the period you’re using for comparison, we had good operations and we were doing everything else right, but we also were not getting paid. And this is down to our hourly workers throughout our salary ranks, et cetera. And that’s not a position that I think is sustainable over the long haul. It would make us uncompetitive in compensation.

So, very seriously, we expect the number to be more in this range and hopefully go up from here on that basis. Now, we do hope to find some other offsets as we continue to get better at costs. But I wouldn’t want you to take it back to that no bonus level.

Greg Goodnight: Okay. I guess you have to pay people for that spectacular safety record then?

Dan Smith: Well safety, environmental, reliability, the whole nine yards. I think throughout our operations, people have done a stellar job. They continue to improve year-by-year through the worst downturn in the industry in my career. And I think that performance does need to be rewarded.

Greg Goodnight: Okay. Thanks a lot, guys.

Dan Smith: Thank you.

Operator: Thank you. Our next question comes from Tuan Pham with Banc of America Securities.

Dan Smith: Good morning.

Tuan Pham: Good morning. I just had a few questions actually about aromatics, specifically benzene. Just wondering how you see that shaping up lately? What’s going on with toluene into the gasoline pool and MTBE getting phased out? What do you see at least directionally in the fourth quarter or further out?

Doug Pike: Well I think – this is Doug, Tuan. I think we’re looking at benzene as, fundamentally, it’s tight. The toluene has been folded from selling at premiums to its blending value. So, as we look at benzene, it went through a period where it was down. It’s grown in demand like the other products. And we see a fundamental tightness there.

What’s probably different than you’ve seen in past periods, benzene’s kind of notorious for moving up and down. There’s not really trimming capacity in the industry. Before, there were units that converted toluene to benzene on purpose, intended to trim, when the pricing and margins, when benzene really ran up like it has. That capacity is already being utilized and isn’t there right now. So we think benzene looks pretty good. Don’t take that as we’re going to say it’s going to be $3.95 forever, a gallon, but we think it looks like a pretty good fundamental market right now. And it’s representative of what you see in a lot of the products. We’re going through that kind of tightening, and in some cases like benzene, a little bit sneaking up on people.

Dan Smith: The other thing that happened over the last several years is that there are limitations on benzene in gasoline. And so, refiners trimmed their reformer operations, retuned them to actually produce less benzene and that was driven by gasoline specifications. So it’s not easy to go back and retune them to make benzene and separate the benzene for commercial use. So it’s been part of an overall trend that, I think frankly, sort of snuck up on people. And the result is that it’s not easily fixed in the short-term. So I do think you’re going to see benzene more valuable than it’s been in the recent years.

Tuan Pham: Okay. And kind of on a related question. Just assuming, say, third quarter co-products credits, what kind of crude to gas ratio would be necessary to get you guys [inaudible] move your heavy—

Dan Smith: I know what you’re trying to do, but I don’t think we can answer the question that way, because what we do is we actually calculate given the current pricing. And, bear in mind, when you say third quarter, you had things moving a lot of different directions — some moving up more rapidly than others. So you can’t take any period and say that’s typical for co-products, because co-products go so many different places that the pricing mechanisms move a different way. But we calculate making an incremental pound of ethylene from 12 different feedstocks, which one you do the best on, given the co-product slate and the current pricing. And what I said earlier is, we’ve seen that advantage be close to six cents a pound over ethane during a substantial part of this year. We’ve also seen it close to within as much as one to two cents a pound. But we’ve not seen it cross over where it made sense to crack ethane as opposed to cracking condensates or other liquids. The—go ahead—on the ethane crack spread.

Morris Gelb: Yeah, I think the other thing you have to keep in mind is that in this situation where ethylene demand is really quite strong, ethane values have separated from natural gas. The fractionation spread is at historically high levels right now. So you can’t just look at crude oil and natural gas price. You really have to look at ethane.

Tuan Pham: Okay. Okay. Yeah, I was just trying to get at, you know, really what the quantifiable advantage is, but it seems as though there—.

Dan Smith: It’s more complex, unfortunately. And what’s happened, now if you’d gone back two years ago and said you had $55 crude oil and $7 and something gas, you would have said, well you can’t possibly have a liquid advantage. But it just shows that the complexity has grown and you’ve got to go through a more rigorous calculation to get to the answer.

Doug Pike: Yeah, I think a lot of it shows, Tuan, in so much statistics that Morris gave. Ethane moved from 38 cents a year ago to over 70 cents last week, so it is certainly running up with this.

Tuan Pham: Okay. And then the last question. Just a financial question. Just looking at the cash balance at Lyondell, I’m wondering if current levels—if we should just go ahead and assume that you’ll make that balance?

Kevin DeNicola: Oh, well, yes. I mean, I think we’ve been, you know, for a good while again focusing on liquidity again. We were just watching it. We—what we want to do is be sure that we’ve got the free cash flow coming in and we’re paying down debt with that. At some point again, as we’ve said before, we’ll decide what cash balance we think is necessary to leave it lined up. We’ve got plenty of liquidity in undrawn revolvers, facilities and things like that. So we have a lot of confidence and we see the businesses improving. We’d like to continue to see free cash flow coming in and paying the debt down.

Dan Smith: I think if I can pick up from there, we have cash coming from Equistar, cash coming from LCR, we have good performance in IC&D, although it’s still got a lot of room to get better. And we have not yet touched the liquidity that we’ve maintained on the balance sheet. I think as the situation improves, at some point it’s going to become somewhat foolish to hold that much liquidity. And so, I think as you look forward, that’s another source of cash to repay debt. But I think, importantly, through the end of the third quarter we have not touched the liquidity that we were maintaining on the balance sheet.

Tuan Pham: Okay. Thanks a lot.

Dan Smith: Thank you.

Operator: Thank you. Our next question comes from John Roberts with Buckingham Research.

Dan Smith: Hi, John.

John Roberts: Good afternoon guys. Two strategic questions. One, does Celanese’s acquisition of acetyls change the outlook or importance at all of the Millennium acetyls business? And then, the second question is Nova Chemicals just announced a project that they’re participating in Mexico. Once you get your balance sheet restored, which looks like sooner than later now, and you get more control of Equistar, do you start shifting toward strategic actions as well, rather than just tactical things with Equistar?

Dan Smith: Well, John, I think we’ve been on strategic actions pretty non-stop for the last decade. I don’t think we’ve ever stopped. I don’t think we’ll stop in the future. I presume you are talking about the Celanese acquisition of Acetex in the acetyl business. Is that correct?

John Roberts: That’s correct.

Dan Smith: If they think that’s a great deal for them, then more power to them. It did not have a compelling look to us and was not something that we wanted to jump into at this point in time. And very bluntly, I have no interest in building grassroots ethylene facilities in North America or Mexico. I don’t see where the big feedstock advantage is. I don’t see a technological advantage. If we had cash rolling out of our ears, I’m not sure that that would be something we’d want to do. But that’s our take on it. Obviously, other people have other points of view.

John Roberts: Thanks. That’s all.

Dan Smith: Thank you.

Operator: Thank you. Once again, as reminder, it is star-one if you have a question. Our next question comes from Bob Goldberg with Scopus Asset Management.

Bob Goldberg: Hi guys. How are you?

Dan Smith: Good.

Bob Goldberg: Good. Dan, you mentioned that you think the ethylene chain is at a sufficiently tight state here to pass along, and more than pass along, raw materials—get some margin expansion. Where are we in the PO chain? Are we at that point where we can get, you know, get the propylene increases passed through in a more real-time basis or are we still going to see a lagged effect of, you know, where we get squeezed for a quarter and then have to get the price increases in place to recover the propylene costs?

Morris Gelb: Yeah. Overall, I think between the numbers I gave you and Doug gave you, we made it pretty clear that margins in the PO chain have expanded despite a tremendous run up in propylene. But in a very short-term kind of way. If propylene prices move up dramatically, it does take us a little bit longer to get it back. But if we look over nine months or 12 months, we’ve gotten all of it back and then some.

Dan Smith: I think you see the same thing happening there that I was describing in the ethylene chain, that you have the tightness of supply/demand that is driving the price allocation of propylene oxide and its derivatives. And that is almost independent of anything else going on. Then you have the volatility in feedstocks, which in this case is propylene, ethylene, et cetera, that are doing the same there that they’re exacerbating the situation in the short-term. But if you look through the periods of time, we have grown margin and we expect to continue to grow margin in that chain.

Bob Goldberg: Same thing on styrene. Again, benzene now has—seems to have flattened out, at least for the time being. Is there a point where styrene can—I mean, I know you got a little of margin expansion in the third quarter. Do you see more margin expansion?

Dan Smith: I think styrene’s the most advanced case of all of what we’ve been talking about. Styrene falling in the low 60s—cents per pound, mid-60s, anytime in the past we would have seen gargantuan margins off of that kind of price. So I think the thing you have to bear in mind is, we’ve seen unprecedented benzene pricing, we’ve seen rapidly growing ethylene pricing, and styrene has stayed in front of that. Now, not nearly as much in front of it as we would like, but again, I think the same thing is occurring there. Styrene is relatively tight around the world and I think you’re going to continue to see it tighten and I think you’re going to see the margins expand — whether from feedstocks falling somewhat, or price going up, or a combination of the two.

Morris Gelb: The demand for styrene, despite what you might call sort of record prices, again, is still very strong.

Bob Goldberg: And lastly, in polyethylene. Where are the operating rates? Where do you have them pegged for the industry? And where is Equistar operating its polyethylene plants?

Morris Gelb: According to the APC, the industry is in the high 90s and we are essentially in the same place — essentially at full rate. The industry figure, I think, is 97 percent for high density and low density.

Bob Goldberg: That’s on—is that a nameplate capacity or is that on an effective basis?

Dan Smith: Effective. That’s effective.

Bob Goldberg: Okay. And do you have—given that, do you have your customers on any sort of order control, allocation, however you want to phrase it?

Morris Gelb: Not in a polyethylene area, but in some of our other product areas we do have some sales controls programs under way.

Bob Goldberg: In the—in the PO chain, you mean?

Morris Gelb: Right.

Bob Goldberg: Okay. Thanks.

Dan Smith: Thank you.

Operator: Thank you. Our next question comes from Christopher Miller with J.P. Morgan.

Dan Smith: Hello. How are you?

Christopher Miller: Very good, thank you. My question was actually just answered. Thanks so much.

Dan Smith: Thank you.

Operator: Thank you. Our next question comes from Greg Goodnight with UBS.

Dan Smith: Hi, Greg.

Greg Goodnight: Hi. Assuming that the Millennium transaction is closed, from an accounting standpoint, are you going to report a one-month consolidated Equistar? And, how will the fourth quarter reporting be handled?

Kevin DeNicola: You guys are going to have fun.

Greg Goodnight: Exactly.

Kevin DeNicola: Yeah. We do have to report the year-end balance sheet as a consolidated entity, but it—we actually went through this a long time ago when we did Equistar, as well. We had a similar situation for a close with one month. So there’ll be one month of operations included in the year-end numbers. So I suspect we’ll have to help you a lot about what happened in the fourth quarter.

Greg Goodnight: And Equistar, for instance, will be reported on a consolidated basis, both revenue and earnings?

Kevin DeNicola: Yes. Yes. All of that will be consolidated.

Greg Goodnight: And Millennium at one month also?

Kevin DeNicola: Yes.

Greg Goodnight: Okay. That sounds like fun. Thank you, Kevin.

Kevin DeNicola: All right. Thank you.

Operator: Thank you. And I show no further questions at this time.

Dan Smith: All right, operator. Well, on behalf of the company, we thank everybody for your interest and your participation today. We look forward to visiting with you again soon. Thank you.

Operator: Thank you for participating in today’s conference call. You may disconnect at this time.